Exhibit 99.1

Units 813&815, Level 8, Core F, Cyberport 3

100 Cyberport Road

Hong Kong

+852 2596-3098

Dear Madams and Sirs:

We hereby consent to the references to our firm’s name and summaries of our opinion in the cover page of, and under the headings “PROSPECTUS SUPPLEMENT SUMMARY,” “RISK FACTORS,” “ENFORCEABILITY OF CIVIL LIABILITIES” “TAXATION” and “LEGAL MATTERS” in the registration statement on Form F-3 (Registration No. 333-258329) (the “Registration Statement”), as amended, and the prospectus supplement dated August 16, 2022, which forms part of the Registration Statement filed by BIT Mining Limited with the U.S. Securities and Exchange Commission under the United States Securities Act of 1933, as amended.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Yours faithfully,

/s/ JunZeJun Law Offices

JunZeJun Law Offices

August 18, 2022